Vanguard World Fund Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*

The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	1,040,401,220	33,553,324	96.9%
Emerson U. Fullwood	1,039,160,376	34,794,169	96.8%
Amy Gutmann	1,040,321,884	33,632,661	96.9%
JoAnn Heffernan Heisen	1,041,268,182	32,686,363	97.0%
F. Joseph Loughrey	1,040,201,842	33,752,703	96.9%
Mark Loughridge	1,039,909,454	34,045,090	96.8%
Scott C. Malpass	1,039,175,722	34,778,823	96.8%
F. William McNabb III	1,038,914,560	35,039,985	96.7%
Deanna Mulligan	1,041,175,691	32,778,854	96.9%
André F. Perold	1,028,804,958	45,149,587	95.8%
Sarah Bloom Raskin	1,040,743,960	33,210,585	96.9%
Peter F. Volanakis	1,039,529,631	34,424,914	96.8%

*Results are for all funds within the same trust.

A sufficient number of votes were not received to pass the following proposals in the Extended Duration Treasury Fund:

Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.

This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Consumer Discretionary Index Fund	9,536,861	297,949	329,359	2,762,358	73.8%
Consumer Staples Index Fund	19,743,521	887,407	1,030,430	6,269,834	70.7%
Energy Index Fund	25,231,975	1,020,540	1,375,945	8,591,798	69.7%
Extended Duration Treasury Index Fund	9,011,953	104,268	1,485,119	1,615,596	73.8%*
Financials Index Fund	67,404,620	1,473,688	1,533,626	20,797,065	73.9%
FTSE Social Index Fund	86,343,035	7,344,834	6,600,160	11,983,970	76.9%
Health Care Index Fund	27,098,285	1,162,531	1,388,543	8,361,618	71.3%
Industrials Index Fund	18,066,828	248,015	237,258	4,480,567	78.4%
Information Technology Index Fund	64,933,695	1,058,740	1,324,313	17,028,062	77.0%
Materials Index Fund	10,530,001	375,560	347,049	3,612,789	70.8%

Mega Cap Growth Index Fund	15,704,512	310,493	419,812	5,588,458	71.3%
Mega Cap Index Fund	6,887,744	187,661	269,392	2,087,563	73.0%
Mega Cap Value Index Fund	14,328,868	260,328	179,223	3,116,495	80.1%
Telecommunication Services Index Fund	9,619,142	180,546	151,931	3,229,349	73.0%
Utilities Index Fund	18,459,436	1,103,078	1,065,517	5,037,806	71.9%

*Although the "Percentage For" was high, the overall percentage of the Fund's shares outstanding that were voted was not sufficient for the proposal to pass.

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.
This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Consumer Discretionary Index Fund	9,552,190	273,422	338,557	2,762,358	73.9%
Consumer Staples Index Fund	19,972,148	839,878	849,332	6,269,834	71.5%
Energy Index Fund	25,426,856	985,351	1,216,253	8,591,798	70.2%
Extended Duration Treasury Index Fund	9,029,434	104,308	1,467,599	1,615,596	73.9%*
Financials Index Fund	67,533,485	1,474,069	1,404,380	20,797,065	74.0%
FTSE Social Index Fund	87,172,639	7,113,060	6,002,329	11,983,970	77.6%
Health Care Index Fund	27,385,789	1,080,625	1,182,944	8,361,618	72.0%
Industrials Index Fund	18,108,596	230,077	213,429	4,480,567	78.6%
Information Technology Index Fund	65,234,173	1,032,452	1,050,123	17,028,062	77.3%
International Growth Fund	337,037,649	16,443,457	15,798,577	34,671,694	83.4%
Materials Index Fund	10,599,346	367,964	285,301	3,612,789	71.3%
Mega Cap Growth Index Fund	15,760,091	318,061	356,664	5,588,458	71.6%
Mega Cap Index Fund	6,900,231	188,002	256,564	2,087,563	73.2%
Mega Cap Value Index Fund	14,341,738	176,500	250,181	3,116,495	80.2%
Telecommunication Services Index Fund	9,666,283	171,761	113,575	3,229,349	73.3%
U.S. Growth Fund	108,214,441	6,174,410	4,775,094	9,622,105	84.0%
Utilities Index Fund	18,940,286	792,512	895,233	5,037,806	73.8%

*Although the "Percentage For" was high, the overall percentage of the Fund's shares outstanding that were voted was not sufficient for the proposal to pass.

Fund shareholders did not approve the following proposal:

Proposal 7 – Institute transparent procedures to avoid holding investments in companies that, in management's judgement, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed.

The trustees recommended a vote against the proposal for the following reasons: 1) Vanguard is fully complaint with all applicable U.S. laws and regulations that prohibit the investment in any company owned or controlled by the government of Sudan, 2) The addition of further investment constraints is not in fund shareholders' best interests if those constraints are unrelated to a fund's stated investment objective, policies, and strategies, and 3) Divestment is an ineffective means to implement social change as it often puts the shares into the hands of another owner with no direct impact to the company's capitalization.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Energy Index Fund	4,951,570	1,333,293	21,343,597	8,591,798	13.7%
FTSE Social Index Fund	44,210,672	4,893,760	51,183,597	11,983,970	39.4%
International Growth Fund	76,468,418	31,267,796	261,543,469	34,671,694	18.9%